FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	February, 2007
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated February 14, 2007, relating to: 2006 Full Year Sales published in the BALO

Page 1 of 3 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, February 14, 2007

2006 FULL YEAR SALES

PUBLISHED IN THE BULLETIN DES ANNONCES LÉGALES OBLIGATOIRES

In order to reflect the divestment underway of our Roofing business, and in compliance with IFRS principles, 2006 full year sales are presented excluding Roofing. Consequently, 2005 figures have been restated.

Analysis of 2006 full year sales will be presented along with 2006 full year results on February 23, 2007.

Consolidated sales in K€	2006	2005
Group Total
First quarter	3 478 077	2 685 579
Second quarter	4 576 215	3 870 185
Third quarter	4 655 216	4 121 356
Fourth quarter	4 199 236	3 812 613

Total end of December	16 908 744	14 489 733

Of which:

Cement
First quarter	1 830 571	1 425 188
Second quarter	2 429 485	2 070 723
Third quarter	2 407 627	2 158 640
Fourth quarter	2 179 284	1 968 738

Total	8 846 967	7 623 289

Aggregates & Concrete
First quarter	1 239 508	908 878
Second quarter	1 728 880	1 422 241
Third quarter	1 851 297	1 592 627
Fourth quarter	1 618 953	1 458 281

Total	6 438 638	5 382 027

Gypsum
First quarter	404 186	344 486
Second quarter	414 724	372 217
Third quarter	394 096	364 621
Fourth quarter	397 183	381 040

Total	1 610 189	1 462 364

www.journal-officiel.gouv.fr

COMMUNICATIONS		INVESTOR RELATIONS

Stéphanie Tessier: stephanie.tessier@lafarge.com	33-1 44-34-92-32	Yvon Brind’Amour: yvon.brindamour@lafarge.com	33-1 44-34-11-26

Lucy Wadge : lucy.wadge@lafarge.com	33-1 44-34-19-47	Danièle Daouphars: daniele.daouphars@lafarge.com	33-1 44-34-11-51

Claire Mathieu : claire.mathieu@lafarge.com	33-1 44-34-18-18	Stéphanie Billet : stephanie.billet@lafarge.com	33-1 44-34-94-59

Page 2 of 3 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 14, 2007	Lafarge
(Registrant)

	By:	/s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and Executive Vice President

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